ITEM 1.   Security and Issuer.

This Statement relates to Class A Common Stock of Cagle's, Inc., whose address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318.

ITEM 2.   Identity and Background.

This Statement is filed on behalf of Cagle Family Holdings LLC (the"LLC"), a Georgia limited liability company whose principal business is to hold shares of Cagle's, Inc. The address of its principal business and principal office is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. The LLC has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

On July 25 & 26, 2001, a total of 244,729 shares of Cagle's, Inc. were transferred to the LLC in return for a like number of units in the LLC: The transfers were contributions to the capital of the LLC, and no other funds or consideration were involved.

ITEM 4.   Purpose of Transaction.

The transfers to the LLC were made by members of the founding family of Cagle's, Inc., and had a two-fold purpose: first, to insure management continuity and orderly succession of management at Cagle's, Inc., and second, to facilitate family estate planning and inter-generational transfers. The LLC intends to hold its shares as an investment, and may acquire additional shares from Cagle family members.

ITEM 5.   Interest in Securities of the Issuer.

The LLC now owns 244,729 shares, which equals 5.2 % of the class of stock identified in Item 1. The LLC has the sole power to vote and dispose of its Shares, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships required to be described pursuant to Item 6.

ITEM 7.   Material to be Filed as Exhibits.

There is no material required to be filed as an exhibit.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 27, 2001

Signature:  /S/ J.  Douglas Cagle

Name/Title: Manager of Cagle Family Holdings LLC